

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2013

Via E-mail
David Mullins
Chief Executive Officer
First Xeris Corp.
7329 Featherstone Blvd.
Sarasota, FL 34238

> **Re:** **First Xeris Corp.**
> **Registration Statement on Form S-1**
> **Filed April 22, 2013**
> **File No. 333-188061**

Dear Mr. Mullins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. At an appropriate place, please disclose why you believe investors or lenders will provide $650,000 to an entity with no track record or operations and less than $9,000 or $39,000 in assets. Disclose your plan for obtaining the larger amount.

2. It appears from your disclosure that you are a shell company pursuant to Rule 405 of the Securities Act. Please revise your summary to disclose your status as a shell company, or explain why you are not a shell company.

3. We note that it appears your principal executive office is at the residence of Mr. Mullins. Please address whether your business will ever require its own office space, and if so, where it will be located and how much it will cost.

4. Please revise the prospectus to include disclosure related to the Commission's position on indemnification for any Securities Act of 1933 liabilities under an appropriate heading. Refer to Item 510 of Regulation S-K.

Outside Front Cover of Prospectus

5. Please revise to include a paragraph on the prospectus cover page to disclose that you intend to apply for quotation of your common stock on the OTC Bulletin Board, that you will require the assistance of a market-maker to apply for quotation and that there is no guarantee a market-maker will agree to assist you. Please also note that the OTC Bulletin Board is a quotation service and not a securities exchange. Accordingly, it is inappropriate to make reference to "listing" on the OTC Bulletin Board.

Prospectus Summary, page 3

6. We note that your summary, in large part, repeats identical information contained in your business description section. Please revise the summary to identify those aspects of the offering that are the most material to you. Refer to Item 503 of Regulation S-K.

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

8. We note your disclosure on page 20 that you "have not established a schedule for the completion of specific tasks or milestones contained in our business plan." Please revise to disclose this information in the prospectus summary.

9. We note your statement on page 4 that you are developing your business plan, but also that you "will not have the necessary capital to develop or execute our business plan until we are able to secure financing." Please revise to clarify the current state of your business plan. We also note your statement in the fourth paragraph on page 4 that "even assuming we sell all the shares being offered, [our funds] will be insufficient to commercialize our intended service or develop our business strategy." Please reconcile this statement with those made in the fifth paragraph on page 4 that "the maximum proceeds from this offering will satisfy our basic subsistence level . . . and the cost of implementing the investigative aspects of our business plan." In doing so, explain what you mean by "investigative aspects," and provide greater insight into the purpose of this offering. Please also reconcile these statements with those made on page 5 that "[w]e will not have the necessary capital to develop our business plan until we are able to secure the $39,000 financing from this offering assuming all the shares offered are sold."

10. Similarly, please reconcile your statement in the fifth paragraph on page 4 that you "must raise a total of $650,000 to pay for expenses associated with our development over the next 18 months," with your statement in the same paragraph that "50% of the proceeds ($18,500) will sustain us for up to 19 months . . . ." Please revise similar sections of your Management's Discussion and Analysis, and elsewhere as appropriate.

11. Please substantially revise the sixth paragraph on page 4 to provide a clear and succinct summary of your business and plans to generate revenues. In describing your business, please revise to state as a belief or substantiate statements such as those on page 4 that " 'Xeriscaping' is a growing trend to preserve our environment" and on page 5 that "[c]urrent and future trends show people moving towards a greener lifestyle. Alternative fuel sources are in great demand . . . people are becoming apprehensive about preservatives and mass production of food." The statements referenced above are merely examples. Please revise throughout the prospectus accordingly. As you revise, please take care to ensure that all references are clearly relevant to your landscaping business, particularly statements related to dairy and meat consumption like "[p]eople are also embracing vegan lifestyle promoting in home food production."

12. Define xeriscaping when it first appears. At an appropriate place you might also explain why lowering water consumption in landscaping is an issue in Florida, which many people might believe would be a state which would get a great deal of rain.

13. We note your disclosure on page 4 that you "anticipate" a $1,000 monthly burn rate. Please revise to disclose your actual, current burn rate.

Summary of Our Financial Information, page 5

14. We note your disclosure in the first paragraph on page 6 which indicates that pursuant to the JOBS Act of 2012, the Company as an emerging growth company has elected not to opt out of such extended transition period which means that when a new standard is issued or revised and it has different application dates for public and private companies, the Company, as an emerging growth company, can adopt the standard for the private company. Please note that the JOBS Act does not allow the Company to adopt the standard for private companies but rather permits the Company to use any extended transition period for adoption provided in any new or revised accounting standards issued that have different application dates for public and private companies. Please revise your disclosure on pages 6 and 7 to clarify that you plan to use any extended transition periods allowed by new or revised accounting standards that have different effective dates for public and private companies, rather than to adopt the standards allowed for private companies. You should also revise your discussion of Critical Accounting Policies in MD&A to discuss your decision to use the extended transition period allowed for any new or revised accounting standards that are issued as provided for under section 102(b) of the JOBS Act.

Risk Factors, page 7

General

15. It appears that your business intends to capitalize on growing consumer trends in sustainable land development and ecological conservationism. Please add an appropriate risk factor discussing the risks inherent in a business model focused on consumer trends, which may be subject to rapid change.

Risks Related to Our Business, page 7

We are dependent upon the proceeds of this offering to fund our business, page 7

16. Please reconcile the statement here that the offering proceeds may not cover the $9,000 in costs associated with this offering with the statement on pages 3 and 4 that "[t]he expenses of this offering, including the preparation of this prospectus and the filing of this registration statement, estimated at $9,000.00, are being paid for by us."

Our lack of an operating history gives no assurance that our future operations will result, page 8

17. Please delete the second paragraph of this risk factor, which is identical to the second risk factor on page 7.

Because our current officer and director does not have significant experience, page 9

18. Please discuss Mr. Mullins' lack of experience as the principal executive officer or principal financial officer of a public company.

If we are unable to gain any significant market acceptance for our service, page 10

19. It appears that this risk factor contains similar information from the third risk factor on page 9. Please consolidate or revise.

If our registration statement is declared effective, we will be subject to the SEC's reporting requirements, page 12

20. Please quantify the amount you expect you will need to spend to comply with your annual reporting requirements.

Determination of Offering Price, page 16

21. We note your statement that the "[m]ajority of FIRST XERIS CORP. recycling business companies are not public and market conditions tend to be harder on new businesses." This disclosure does not appear to pertain to your intended business. On the other hand,

it points to a risk that should be separately addressed in the risk factor section: that your competitors will not have to pay for the expenses of being a public company and may therefore have a pricing advantage over you. Please revise.

<u>Business Description, page 20</u>

22. Please substantially revise this section to provide a clear picture of your business and current operations at the time of effectiveness and, in particular, its anticipatory nature. Please revise to discuss in greater detail the steps you have taken to date to become an operating company. To the extent you discuss your future plans for operations, the discussion should be balanced with a time frame for implementing future plans, the material steps involved and any obstacles involved before you can commence the planned operations.

23. Please revise throughout your filing to eliminate non-substantiable terminology such as "provides an ecological service for humanity" and that your "strategy is intended to utilize the need to save the planet," on page 21. Please additionally explain that you do not currently provide any services, and that you appear to have not yet developed a strategy.

24. We note your disclosure on page 21 that it is your "intention to build a facility to inventory our intended economic and ecofriendly landscaping systems products" and you "intend to turn these design services and products into revenue for the company." Please substantially revise this paragraph to provide investors with an understanding of what your business will be and how it will generate money. Please revise to disclose with greater detail whether you have secured supply agreements, service agreements, and any other relevant details. In this regard, please also describe the nature and terms of the agreements you anticipate having with your clients. Please discuss, for example, whether you will have long-term or short-term agreements and any other material terms, including any compensation arrangements, particularly with regard to independent contractors.

25. We note your disclosure on page 21 that you intend to rent a facility and "anticipate furnishing the facility with the equipment and inventory necessary to execute our business plan." Please detail what types of equipment and inventory you expect to purchase, including the prices for these items. Please also identify potential rental properties and provide anticipated rental arrangements.

26. Please revise to clarify your statement on page 21 that "[w]e intend to provide FIRST XERIS CORP. traditional landscaping practices with xeriscaping technology collectively."

27. Please provide details regarding the planned geographic scope of your operations, i.e., whether you plan on operating regionally or nationally.

28. Please revise to eliminate any unnecessary duplicative information, such as the first sentence of the last paragraph on page 23.

Competition, page 24

29. It appears that since 1991, Florida has had a statute encouraging the use of "Florida-friendly landscaping," which incorporates many xeriscaping techniques. *See generally* Fla. Stat. Ann. § 373.185 (2012). To the extent that this long-standing statute may have encouraged the growth of xeriscaping companies in Florida, please reconcile this with your statement that "very few companies are focusing on this need," if true.

30. Please revise to include disclosure regarding barriers to entry into the industry, competition, competitive conditions, and your position in the industry, focusing on the effect of the "Florida Friendly" landscaping law on your business.

Intellectual Property, page 25

31. We note that it appears the term "Xeriscape" may be the registered trademark of "Denver Water." Please revise to discuss potential intellectual property problems you may encounter in using this registered trademark in the name of your company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

32. Please revise to include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. In addition, briefly describe your anticipated advertising and marketing efforts. We note that some of the information that should be included in your plan of operation has been included in the description of your business, please revise to eliminate unnecessary duplication.

33. We note your disclosure here and on page 23 that you have spent $2,699 on start-up costs. Please reconcile this figure with the $2,599 described on page 10.

34. Please revise this section to eliminate needless redundancies. We note that the bulleted items on page 29 appear to repeat information from pages 5 and 20. It also appears the material from pages 29 through 32 matches that of pages 21 through 23. Additionally, please eliminate unnecessary repetition in this section, such as the second paragraph on page 32, the third paragraph on page 33, and the sixth paragraph on page 33.

35. Please reconcile the disclosure on page 28 that on March 31, 2013 you had cash on hand of $8,301, with the disclosures on pages 29 and 33 that on March 31, 2013 you had cash on hand of $6,476. Please also explain why this differs from your total assets figure on page F-3.

Plan of Operations, page 28

36. Please clarify the statement in the first paragraph that you intend to "operate an electronic waste facility." Please also clarify in the second paragraph that you "intend to interview consultants in the operation of our facility as well as marketing and advertising agencies to assist in developing the electronic waste operations and marketing plans." We note that these statements do not appear to pertain to your proposed business.

Results of Operations, page 32

37. We note your statement on page 32 that "the majority of our time has been spent refining its business plan . . . ." Please reconcile this statement with representations elsewhere that you do not currently have a business plan.

Management, page 35

Business Experience, page 36

38. We note your statement that "[f]rom 1991 to present [Mr. Mullins] started Earthman Landscaping Co. In 1988 to present he moved his Earthman Landscaping Co. operations to Sarasota Florida . . . ." Please clarify when the company was founded. Please also revise to include more details about the corporate form of Earthman, and any relevant experience Mr. Mullins has from this business, e.g., has he won any awards for xeriscaping, has he received any post-graduate degrees in it, etc.

39. Similarly, to the extent that any potential conflicts of interest may arise Mr. Mullins' current employment and your proposed operations, consider disclosure in an appropriate risk factor.

Committees of the Board of Directors, page 36

40. We note your statement on page 37 comparing your business to those of "most small, early stage companies . . . ." Please do not make unsubstantiated generalizations.

Certain Relationships and Related Party Transactions, page 40

41. Please revise to disclosure information regarding promoters. Refer to Item 404(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Angela Collette